Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSX-V: MKO | OTCQX: MAKOF
April 21st, 2025
TSX-V: MKO; OTCQX: MAKOF

Mako Mining Provides Corporate Update

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to announce the appointment of Steve Parsons as President of Mako, having served as Officer of the Company's subsidiary, Goldsource Mines Inc. since the completion of the Company's acquisition of Goldsource in July 2024.

The Company also announces that it has granted an aggregate of 740,000 stock options of the Company under the terms of the Company's Omnibus Incentive Plan (the "Plan") to the Company's executive officers and certain other employees and contractors. The stock options have a term of five years expiring April 18th, 2030, and will vest in equal installments of 25% on April 18th 2026, 2027, 2028 and 2029. The exercise price of the stock options is C$4.47.

The Company has also granted an aggregate of 502,785 restricted share units of the Company under the terms of the Plan to its executive officers and certain other employees and contractors, with a restricted period ending in 2028, and an aggregate of 145,000 deferred share units of the Company under the terms of the Plan to its directors, vesting on termination of service.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR+ www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information: Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date such statements are made and includes information concerning the vesting schedule for the stock options, restricted share units and deferred share units disclosed herein. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, any changes that may be made to the vesting schedules for the stock options, restricted share units and deferred share units disclosed herein and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with the current corporate updates stated herein, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.